Exhibit 99.1

ASX, Nasdaq and Media Release

October 2, 2023

Opthea to Participate at the 2023 Euretina Congress

Melbourne, Australia; October 2, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that on October 4th, Dr. Megan Baldwin, the Company’s Chief Executive Officer will be a panelist at the inaugural Euretina Innovation Spotlight forum which is part of the Organization’s 23rd Congress being held on October 5th – 8th in Amsterdam, The Netherlands.

The Euretina Innovation Spotlight (EIS) event is intended to foster direct collaboration and communication between industry, regulators, investors, researchers and physicians involved or interested in the retinal innovation space. This one day conference features panel discussions and talks by selected industry leaders, biomedical innovators, regulators and investors. Dr. Baldwin will be a speaker on the Innovation in Treatment Modalities panel taking place on October 4th at 2:00PM CEST.

Euretina was started in 2000 and was originally known as the European Retina, Macula and Vitreous Society. Today, the organization has grown to over 4,500 members and hosts annual Congress that attracts thousands of delegates from around the world. For information on the Euretina Congress or the EIS, please visit https://euretinacongress.org.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Megan Baldwin, CEO

Opthea Limited

Tel: +61 447 788 674

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com